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                      UNITED STATES                         OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION      OMB Number:         3235-0145
                 WASHINGTON, D.C. 20549            Expires:     October 31, 2002
                                                   Estimated average burden
                                                   hours per response      14.90



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                                LIVEPERSON, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   538146 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                   EMMANUEL GILL, C/O GILBRIDGE HOLDINGS LTD.
                        152 WEST 57th STREET, 54th FLOOR
                               NEW YORK, NY 10019
                                 (212) 245-8682
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                 AUGUST 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



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CUSIP No. 538146 10 1                 13D                 Page 2    of 5  Pages
                                                               ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

     EMMANUEL GILL
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group* (See Instructions)            (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     ISRAEL
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             2,060,236
 by Each Reporting           --------------------------------------------------
 Person With:                 (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             2,060,236
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person     2,060,236

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                    6.1%

-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                            IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!



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CUSIP No. 538146 10 1                 13D                 Page  3  of 5  Pages
                                                               ---    ---




ITEM 1.  SECURITY AND ISSUER

     (a)   Title of Class of Equity Securities to which this Statement relates:
                 COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF LIVEPERSON, INC.

     (b)   Name and Address of Issuer's Principal Executive Offices:
                LIVEPERSON, INC.
                462 SEVENTH AVENUE, 21ST FLOOR, NEW YORK, NEW YORK 10018


ITEM 2.  IDENTITY AND BACKGROUND

     (a)   Name:           EMMANUEL GILL

     (b)   Residence or Business Address:   C/O GILBRIDGE HOLDINGS LTD.,
                 152 WEST 57TH STREET, 54TH FLOOR, NEW YORK, NEW YORK 10019

     (c)   Present principal occupation or employment and the name,
                 principal business and address of any corporation or other organization in which such employment is conducted:

                 PRESIDENT AND CHIEF EXECUTIVE OFFICER OF GILBRIDGE HOLDINGS LTD., A VENTURE CAPITAL INVESTMENT FIRM LOCATED AT 152 WEST 57TH STREET, 54TH FLOOR, , NEW YORK, NEW YORK 10019

     (d) and (e) DURING THE LAST FIVE YEARS, MR. GILL HAS NOT BEEN (I)
                 CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS); OR (II) A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

     (f)   Citizenship:    CITIZEN OF THE STATE OF ISRAEL


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     MR. GILL USED PERSONAL FUNDS IN THE AGGREGATE AMOUNT OF $276,316 TO PURCHASE 789,473 SHARES OF THE ISSUER'S COMMON STOCK ON AUGUST 16, 2002 ($0.35 PER SHARE). THE SHARES WERE PURCHASED IN A PRIVATE BROKER TRANSACTION IN NEW YORK AND ARE DIRECTLY BENEFICIALLY OWNED BY MR. GILL.

     MR. GILL ACQUIRED INDIRECT BENEFICIAL OWNERSHIP OF 1,250,763 SHARES OF THE ISSUER'S COMMON STOCK IN CONNECTION WITH THE ISSUER'S ACQUISITION OF ALL OF THE ISSUED AND OUTSTANDING ORDINARY SHARES OF HUMANCLICK LTD. ON OCTOBER 12, 2000. THE 1,250,763 SHARES OF THE ISSUER'S COMMON STOCK ARE HELD BY GILBRIDGE HOLDINGS LTD., AN ENTITY OVER WHICH MR. GILL EXERCISES INDIRECT CONTROL.


ITEM 4.  PURPOSE OF TRANSACTION

     MR. GILL IS A DIRECTOR OF THE ISSUER. MR. GILL HAS ACQUIRED THE SHARES OF THE ISSUER'S COMMON STOCK SOLELY FOR INVESTMENT PURPOSES. BASED UPON HIS EVALUATION OF THE ISSUER'S FINANCIAL CONDITION, MARKET CONDITIONS AND OTHER FACTORS HE MAY DEEM MATERIAL, AND SUBJECT TO APPLICABLE LAWS AND REGULATIONS OR POLICIES OF THE ISSUER, MR. GILL MAY SEEK TO ACQUIRE ADDITIONAL SHARES OF THE ISSUER'S COMMON STOCK IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, OR MAY DISPOSE OF ALL OR ANY PORTION OF THE SHARES CURRENTLY OWNED. EXCEPT AS SET FORTH ABOVE, MR. GILL PRESENTLY DOES NOT HAVE ANY PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT IN TRANSACTIONS OF THE KIND DESCRIBED IN PARAGRAPHS (A) THROUGH (J) OF ITEM 4 OF SCHEDULE 13D.


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CUSIP No. 538146 10 1                 13D                 Page  4  of 5  Pages
                                                               ---    ---


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a)    Aggregate Number and Percentage of Class Beneficially Owned:
              2,060,236    (6.1%).

              INCLUDES 20,000 SHARES ISSUABLE UPON EXERCISE OF OPTIONS TO PURCHASE SHARES OF THE ISSUER'S STOCK WHICH ARE EXERCISABLE WITHIN 60 DAYS OF AUGUST 16, 2002.

              THE PERCENTAGE OF BENEFICIAL OWNERSHIP IS BASED ON 34,020,881 SHARES OF COMMON STOCK REPORTED OUTSTANDING AS OF AUGUST 9, 2002 BY THE ISSUER.

    (b)    Number of shares as to which such person has:

           (i)    Sole power to vote or to direct the vote: 2,060,236.
                                                            -----------
           (ii)   Shared power to vote or to direct the vote: 0.
                                                             ----------
           (iii)  Sole power to dispose or to direct the
                  disposition of:                             2,060,236.
                                                             -----------
           (iv)   Shared power to dispose or to direct the disposition of: 0.
                                                                         ------

    (c) NO TRANSACTIONS IN THE CLASS OF SECURITIES REPORTED ON WERE EFFECTED DURING THE PAST SIXTY DAYS, OTHER THAN THE TRANSACTION DESCRIBED IN
         ITEM 3.


    (d) NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, THE SECURITIES BENEFICIALLY OWNED BY MR. GILL.


    (e)  NOT APPLICABLE.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         NOT APPLICABLE.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         NOT APPLICABLE.




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CUSIP No. 538146 10 1                 13D                 Page  5  of 5  Pages
                                                               ---    ---



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                       AUGUST 23, 2002
                                       ------------------------
                                       Date


                                       /s/ EMMANUEL GILL
                                       ------------------------
                                       Signature


                                       EMMANUEL GILL
                                       ------------------------
                                       Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)